Via Facsimile and U.S. Mail
Mail Stop 6010

October 9, 2007

Mr. Lawrence A. Rosen
Chief Financial Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kroner Strasse 1
61352 Bad Homburg, Germany

Re: **Fresenius Medical Care AG & Co. KGaA**
        Form 20-F for Fiscal Year Ended December 31, 2006
        File No. 001-32749

Dear Mr. Rosen:

        We have reviewed your response letter dated September 4, 2007 and have the
following additional comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary, explain
the reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend your filing.

Form 20-F for fiscal year ended December 31, 2006

Operating and Financial Review and Prospects, page 45
Critical Accounting Policies, page 47

   1. We have reviewed your response to prior comment 1. You disclosed that
      accounts receivable are a significant asset of yours and that the allowance for
      doubtful accounts requires significant estimates. Based on the significance of this
      asset, please revise the disclosure to present an aging of accounts receivable of
      each of your payor mix concentrations. The aging schedule may be based on
      management's own reporting criteria or some other reasonable approximation.
      Please also disclose at a minimum the amounts past due and a breakdown by
      payor classification. If your billing system does not have the capacity to provide

an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

2. We have reviewed your response to prior comment 2. Please revise to disclose that the amounts pending approval from third party payers represent less than 1% of gross accounts receivable.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Staff Accountant, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant